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January 19, 2021

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re          Forian Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 31, 2020
File No. 333-250938

On behalf of our client, Forian Inc. (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 15, 2021 (the “Comment Letter”) relating to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

Set forth below are the Registrant’s response to the Staff’s comment. The numbering of the paragraph below corresponds to the numbering of the Staff’s comment in the Comment Letter, which for your convenience we have incorporated into this response letter.

For the Staff’s convenience, we are submitting copies of this letter and a copy of the Registration Statement marked to show all changes from the Registration Statement via email.

Amendment No. 1 to Form S-4 filed December 31, 2020

Helix Forecasts, page 57

1.
It appears from the alternative Helix forecasts that Helix was contemplating a business acquisition that was expected to have a material positive impact on its operating results. Please clarify in your disclosure the status of the contemplated business combination.

The Registrant has revised pages 59 and 60 of the Registration Statement to clarify that the projections included the possible award of a state contract and that ultimately the state contract was not awarded.

Division of Corporation Finance
Securities and Exchange Commission

January 19, 2021
Unaudited Financial Forecasts of Helix and MOR, page 57

2.
We note from page 58 that neither Helix nor MOR nor their officers, directors, managers or representatives makes any representation or provide any assurance regarding the ultimate performance of either Helix or MOR regarding these forecasts and you further disclose that "readers of this proxy statement/prospectus are cautioned not to rely on these forecasts." While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, you should not tell readers to not rely upon them. Please revise your disclosures accordingly.

The Registrant has revised page 59 of the Registration Statement to clarify that investors should not place undue reliance upon the financial forecasts.

Information Regarding MOR, page 120

3.
Your response to prior comment 14 indicates that one customer of MOR accounted for more than ten percent of MOR's revenue for the nine months ended September 30, 2020. Please identify this customer and revise to disclose the percentage of MOR's revenue accounted for by this customer.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant believes that it is not dependent on the customer referenced and that, further, the loss of any individual customer would not have a material adverse effect on the Registrant taken as a whole. With respect to the referenced customer, such customer only represented $300,000 of revenue in the nine month period ended September 30, 2020. Although such amount represented approximately 90% of MOR’s revenue during such period, on a pro forma combined consolidated basis, as of September 30, 2020, the revenue attributable to that customer represented less than 10% of the revenue of the Registrant. As an early-stage company, MOR is actively seeking and engaging new customers, and the Registrant believes that the percentage of sales attributable to such customer will continue to decline as additional customers are engaged.  As a result, the Registrant does not believe that disclosure of the identity of this customer is necessary or material to an investor’s understanding of the Registrant’s business.

The Registrant has updated the disclosure on Page 122 and Page F-108 to indicate that a single customer accounted for $300,000 of revenue which represented 90% of revenues generated from customer sales for the nine month period ended September 30, 2020.

Helix Financial Statements
Revenue Recognition, page F-16

4.
It remains unclear from your response to comment 24 whether or not revenues from your multiple element government agency sector and private sector contracts are material. Please clarify. If such revenues are material, tell us and disclose how you identify performance obligations and how you allocate the purchase price in multiple element arrangements in accordance with ASC 606.

The Registrant has revised page F-17 of the Registration Statement to clarify the disclosure regarding revenues from multiple element government agency sector and private sector contracts.

Division of Corporation Finance
Securities and Exchange Commission

January 19, 2021

Please contact me at (215) 979-1206 with any questions or further comments regarding the Registrant’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Darrick M. Mix

Darrick M. Mix

cc: Daniel Barton, Forian Inc.